NO ACT

PE 12-15-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09001081

February 2, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-2-09

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Re: Verizon Communications Inc.
Incoming letter dated December 15, 2008

Dear Ms. Weber:

This is in response to your letters dated December 15, 2008, December 29, 2008, and January 16, 2009 concerning the shareholder proposal submitted to Verizon by Kenneth Steiner. We also have received letters on the proponent's behalf dated December 17, 2008, January 13, 2009, and January 16, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 2, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 15, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Verizon's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Julie F. Bell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 16, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Verizon Communications Inc. (VZ)
Rule 14a-8 Proposal of Kenneth Steiner
Special Shareholder Meetings

Ladies and Gentlemen:

This responds to the company December 15, 2008 no action request, December 29, 2008 supplement and January 16, 2009 supplement regarding this rule 14a-8 proposal with the following text (emphasis added):

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Kenneth Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

The company claims that it has substantially implemented this proposal simply by not taking any action related to the proposal since the proposal was submitted. *Again* the company fails to provide any no action precedents for proposals being judged substantially implemented by no new company action – especial in cases where there is a large gap, for instance between a 10% requirement and a 25% requirement – *a 150% gap.*

The company claims that it is entitled to credit for implementing a rule 14a-8 proposal when the company still falls short of full implementation and insists on standing-still as far as moving any closer to full implementation.

The company in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called.

The dispersed ownership (1153 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting and the company bylaws now facilitate the revocation of all such shareholder requests to call a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio.

Again the company has provided no evidence from any experts that would contradict this. And the company has not provided one example of 25% of shareholders of a company with a dispersed ownership of 1153 institutions ever calling a special meeting.

Plus, contrary to the rule 14a-8 proposal, the company bylaw excludes shareholders from calling a special meeting to elect directors if the company takes certain evasive steps. The company can thus thwart the calling of a special shareholder meeting by shareholders for the election of directors by simply scheduling a meeting on the same topic within a certain time period.

It would be objectionable for shareholders to have to wait additional months to elect new directors in a situation where the company critically needed new directors.

Plus the rule 14a-8 proposal does not ask the company to facilitate the revocation of shareholder requests to call a special meeting – as the current bylaw does. The company fails to note that the bylaws call attention to shareholders revoking a request for a special meeting and the board can thus cancel the special meeting (emphasis added):
"(d) ***A stockholder may revoke a request for a special meeting at any time*** by written revocation delivered to the secretary. If, following such revocation, the stockholders requesting the special meeting hold less than twenty-five percent (25%) of the total number of shares of stock entitled to vote on the matter to be brought before the meeting, ***the board*** of directors, in its discretion, ***may cancel the special meeting.***"

"A stockholder may revoke a request for a special meeting at any time" is a red flag that the current board and future boards can lobby their way out of calling a special meeting. Why did the board not just adopt a bylaw such as this:

Special meetings of the stockholders may be called at any time, either by the Board of Directors or by the Chairman of the Board, and the Chairman of the Board shall call a special meeting whenever requested in writing to do so by stockholders representing 10 percent of the shares of the corporation, then outstanding, and entitled to vote at such meeting. This request must specify the time, place and object of the proposed meeting. Only such business as is specified in the notice may be conducted at a special meeting of the stockholders.

Now the current board and the future boards at the company will be reminded of how to thwart a special shareholder-called meeting. The company proposal is as good as having a car that never operates.

The company claims that shareholders can solicit an unlimited number of shareholders but does not explain how they realistically might fund this since Verizon has 2.8 billion shares. *And on January 16, 2009 the company does not address this.*

The attached 2-pages from SLB 14C (CF) gives an example of acceptable shareholder proposal text that gives the board discretion to "take what ever other actions are necessary" to adopt the proposal which is similar in concept to the text in this shareholder proposal of "take the steps necessary to amend our bylaws and each appropriate governing document."

The company fails to cite any rule of implementation "guidance" for the board that rule 14a-8 would mandate. The company does not provide precedents to show that rule 14a-8 proposals regarding established topics such as a poison pill, declassified board and cumulative voting have been excluded because of lack of implementation "guidance."

Then the company introduces implausible and/or false points, hypotheses or speculation such as:

- Maybe the rule 14a-8 proposal calls for shareholders to have a special meeting with no involvement with or by the board and/or management.
- The proposal is asking for the board to acquire 10% of the company before calling a special meeting.
- The board can now call a special meeting for any frivolous purpose, so maybe the rule 14a-8 proposal would allow shareholders to call a special meeting for the same reason.
- The company has no clue on the eligibility of company directors, so maybe this proposal would prevent the company from checking on the qualifications of the shareholders calling for a special meeting.
- A rule 14a-8 proposal must specify whether changes are needed in the bylaws and/or the charter and whether shareholder approval is required.

The company objected to the above paragraph on December 29, 2008 without explanation.

Regarding the following four paragraphs on January 16, 2009 the company only responds with generalized negative opinion:
The proposal does not impose a stock ownership condition on the board. The first sentence of the proposal would empower each shareholder, without exception or exclusion, to be part of 10% of shareholders (acting in the capacity of shareholders only) able to call a special meeting. This sentence does not exclude any shareholder from being part of the 10% of shareholders. The fact that there is no exclusion of even a single shareholder – contradicts the core company "exclusion" argument. The company has not named one shareholder who would be excluded.

This rule 14a-8 proposal does not seek to place limits on management and/or the board when members of the management and/or the board act exclusively in the capacity of individual shareholders. For instance this proposal does not seek to compel a member of management and/or the board to vote their shares with or against the proxy position of the entire board on ballot items or to require directors to buy stock.

The company's speculative misinterpretation of the proposal appears to be based on a false premise that the overwhelming purpose of shareholder proposals is only to ask the individual board members to take action in their limited capacity as private shareholders. To the contrary most, if not all, rule 14a-8 proposals ask the board to act in its capacity as the board.

The company has not produced evidence of any rule 14a-8 shareholder proposal to back up its speculative misinterpretations in which board members were asked to take action on their own and only in their limited capacity as private shareholders. And the company has not produced any evidence of a shareholder proposal with the purpose of restricting rights of the directors when they act as private shareholders. The company apparently drafts its no action request based on a belief that the key to writing a no action request is to produce a number of highly speculative or speculative meanings for the resolved statements of rule 14a-8 proposals.

The company (i)(6) objection appears to be dependent on unqualified acceptance of its (i)(2) and (i)(3) objections which is based on the false theory that rule 14a-8 proposals typically request that board members take action as private shareholders. *And on January 16, 2009 the company does not materially address its false theory as the assumed basis of the outside opinion.*

The outside opinion also appears to be to be dependent on unqualified acceptance of the company's (i)(2) and (i)(3) objections.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Mary Louise Weber <mary.l.weber@verizon.com>

Dow ↓ 1.12% Nasdaq ↓ 0.67%   Wednesday, December 17, 2008, 9:37PM ET - U.S. Markets Closed.

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Verizon Communications Inc. (VZ)

At 4:00PM ET: 34.05 ↑ 0.55 (1.64%)

Major Holders

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Sprint

BREAKDOWN

% of Shares Held by All Insider and 5% Owners:	0%
% of Shares Held by Institutional & Mutual Fund Owners:	62%
% of Float Held by Institutional & Mutual Fund Owners:	62%
Number of Institutions Holding Shares:	1153

MAJOR DIRECT HOLDERS (FORMS 3 & 4)

Holder	Shares	Reported
SEIDENBERG IVAN G	177,731	12-Dec-08
STRIGL DENNIS F	45,496	12-Dec-08
NEUBAUER JOSEPH	N/A	1-Oct-08
OBRIEN THOMAS H	N/A	7-Feb-08
REED MARC C	N/A	12-Dec-08

TOP INSTITUTIONAL HOLDERS

Holder	Shares	% Out	Value*	Reported
Capital Research Global Investors	123,070,993	4.33	$3,949,348,165	30-Sep-08
Barclays Global Investors UK Holdings Ltd	110,566,571	3.89	$3,548,081,263	30-Sep-08
Capital World Investors	105,831,450	3.73	$3,396,131,230	30-Sep-08
STATE STREET CORPORATION	101,895,081	3.59	$3,269,813,149	30-Sep-08
VANGUARD GROUP, INC. (THE)	88,355,314	3.11	$2,835,322,026	30-Sep-08
FMR LLC	64,808,297	2.28	$2,079,698,250	30-Sep-08
AXA	50,813,901	1.79	$1,630,618,083	30-Sep-08
MORGAN STANLEY	50,035,796	1.76	$1,605,648,693	30-Sep-08
BARROW, HANLEY MEWHINNEY & STRAUSS, INC.	40,213,781	1.42	$1,290,460,232	30-Sep-08
NORTHERN TRUST CORPORATION	37,604,203	1.32	$1,206,718,874	30-Sep-08

TOP MUTUAL FUND HOLDERS

Holder	Shares	% Out	Value*	Reported
CAPITAL INCOME BUILDER, INC.	57,670,500	2.03	$1,850,646,345	30-Sep-08
INCOME FUND OF AMERICA INC	45,724,000	1.61	$1,467,283,160	30-Sep-08

WASHINGTON MUTUAL INVESTORS FUND	42,405,000	1.49	$1,350,776,450	30-Sep-08
CAPITAL WORLD GROWTH AND INCOME FUND	30,490,000	1.07	$978,424,100	30-Sep-08
VANGUARD/WINDSOR II	30,148,954	1.06	$1,026,270,394	31-Jul-08
VANGUARD 500 INDEX FUND	27,256,108	.96	$984,866,223	30-Jun-08
COLLEGE RETIREMENT EQUITIES FUND-STOCK ACCOUNT	18,072,516	.64	$639,767,066	30-Jun-08
VANGUARD INSTITUTIONAL INDEX FUND-INSTITUTIONAL INDEX FD	16,927,182	.60	$599,222,242	30-Jun-08
SPDR TRUST SERIES 1	16,814,327	.59	$744,538,399	30-Sep-07
VAN KAMPEN COMSTOCK FUND	12,747,700	.45	$451,268,580	30-Jun-08

View Transactions for Insiders & Institutional Holders

* Value shown is computed using the security's price on the report date given.

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- Today's SEC Filings
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1. Rule 14a-8(i)(6)

Rule 14a-8(i)(6) is one of the substantive bases for exclusion in rule 14a-8. It permits a company to exclude a proposal that the company would lack the power or authority to implement.

2. Our analysis of no-action requests from companies that intend to rely on rule 14a-8(i)(6) to exclude proposals calling for director independence

Our analysis of whether a proposal that seeks to impose independence qualifications on directors is beyond the power or authority of the company to implement focuses primarily on whether the proposal requires continued independence at all times. In this regard, although we would not agree with a company's argument that it is unable to ensure the election of independent directors, we would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times. As such, when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal. In contrast, if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence, any such loss of independence would not result in an automatic violation of the standard in the proposal and we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6).

We believe that our approach is consistent with Commission rules relating to director independence. Specifically, Exchange Act rule 10A-3, adopted pursuant to Exchange Act Section 10A(m), mandates various audit committee requirements for most exchange-listed issuers, including a requirement that audit committees consist entirely of independent directors. Although rule 10A-3 requires entirely independent audit committees for most listed issuers, the rule also contemplates that a director may cease to be independent. In addition, both Section 10A(m) and rule 10A-3 require that an issuer have an opportunity to cure any non-compliance with the applicable audit committee independence requirements before such non-compliance may serve as a basis for prohibiting the listing of the issuer's securities. Therefore, we believe that our view that a board lacks the power to ensure that a director maintains his or her independence at all times is consistent with Section 10A(m) and rule 10A-3, which not only contemplate that a board member may lose independence, but require that mechanisms exist to allow an issuer to cure such a loss.

The following chart illustrates our analysis of the application of rule 14a-8(i)(6) to proposals calling for director independence, and demonstrates that, as we indicated in question and answer B.6 of SLB No. 14, differing language in proposals may result in different no-action responses.

Company	Proposal	Date of our response	Our response

Allied Waste Industries, Inc.	"The shareholders . . . urge the Board of Directors . . . to amend the by-laws to require that an independent director who has not served as the chief executive of the Company serve as Board Chair."	Mar. 21, 2005	We concurred in Allied Waste's view that it could exclude the proposal under rule 14a-8(i)(6). In doing so, our response noted that the proposal did not provide the board with an opportunity or mechanism to cure a violation of the independence standard requested in the proposal.
Merck & Co., Inc.	"The shareholders . . . request that the Board of Directors establish a policy of separating the roles of Board Chair and Chief Executive Officer (CEO) whenever possible, so that an independent director who has not served as an executive officer of the Company serves as Chair of the Board of Directors."	Dec. 29, 2004	We did not concur in Merck's view that it could exclude the proposal under rule 14a-8(i)(6). The proposal provided the board with an opportunity or mechanism to cure a violation of the independence standard requested in the proposal.
The Walt Disney Co.	"[T]he shareholders . . . urge the Board of Directors to amend the Corporate Governance Guidelines, and take what ever other actions are necessary to set as a company policy that the Chairman of the Board of Directors will always be an independent member of the Board of Directors, except in rare and explicitly spelled out, extraordinary circumstances."	Nov. 24, 2004	We did not concur in Disney's view that it could exclude the proposal under rule 14a-8(i)(6). The proposal provided the board with an opportunity or mechanism to cure a violation of the independence standard requested in the proposal.

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

January 16, 2009

<u>By email to shareholderproposals@sec.gov</u>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Verizon Communications Inc. 2009 Annual Meeting – Supplement to Letters Dated December 15, 2008 and December 29, 2008 <u>Related to Shareholder Proposal of Kenneth Steiner</u>

Ladies and Gentlemen:

I refer to (i) my letter dated December 15, 2008 (the "December 15 Letter") pursuant to which Verizon Communications Inc., a Delaware corporation ("Verizon"), requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by Kenneth Steiner (the "Proponent"), who has appointed John Chevedden to act on his behalf, may be properly omitted pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(3) from the proxy materials to be distributed by Verizon in connection with its 2009 annual meeting of shareholders ("the 2009 proxy materials"), and (ii) my letter dated December 29, 2008 (the "December 29 Letter") supplementing the December 15 Letter, adding Rule 14a-8(i)(2) and Rule 14a-8(i)(6) as additional grounds to omit the Proposal from the 2009 proxy materials and responding to a letter to the Staff by Mr. Chevedden dated December 17, 2008 (the "Proponent's December 17 Letter").

This letter supplements the December 15 Letter and the December 29 Letter and briefly responds to the letter to the Staff by Mr. Chevedden dated January 13, 2009 (the "Proponent's January 13 Letter").

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being emailed to <u>shareholderproposals@sec.gov</u>. A copy of this letter is simultaneously being sent by email to Mr. Chevedden.

I note at the outset that the Proponent's January 13 Letter repeats large portions of the Proponent's December 17 Letter to which Verizon has responded previously in its December 29 Letter. Accordingly, this letter is confined to a brief response to certain new statements in the Proponent's January 13 Letter:

1. On page 2 of the Proponent's January 13 Letter, in referring to the provision of Verizon's Bylaws regarding circumstances under which a special meeting called by shareholders would not be held, the Proponent argues that "[t]he company can thus thwart the calling of a special shareholder meeting by shareholders for the election of directors by simply scheduling a meeting on the same topic within a certain time period." However, the Proponent fails to explain how this situation could possibly be objectionable to shareholders. As discussed in Section II.B. of the December 29 Letter, the basis for not holding the shareholder-called meeting is that the same business is being considered at a shareholders meeting scheduled for the same general time period. Holding two meetings on the same subject close in time would be a waste of company resources and not serve shareholder interests.

2. On page 2 of the Proponent's January 13 Letter, the Proponent draws a comparison between Verizon's Bylaws, which state that shareholders may revoke a prior consent to call a special meeting, and the Proposal, which "does not ask the company to facilitate the revocation of shareholder requests to call a special meeting." Verizon's Bylaws in no way "facilitate" revocations of demands or consents. The Proponent's objection merely reflects his apparent preference that shareholders not be informed of their right to revoke a previously given demand or consent.

3. On page 3 of the Proponent's January 13 Letter, the Proponent attempts to explain how the Proposal, if implemented, would apply to members of management and the Board. It should be noted that the Proponent devotes a significant portion of this section to arguments that Verizon did not make in either the December 15 Letter or the December 29 Letter. In addition, in reading the Proponent's interpretation of how the Proposal would operate, it is equally apparent that the Proposal remains subject to multiple interpretations, which are extremely confusing and difficult to reconcile. The Proponent's attempt to explain his own interpretation is itself confusing and only serves to highlight the fact that the Proposal is impermissibly vague and indefinite.

4. On page 3 of the Proponent's January 13 Letter, the Proponent objects to the argument that the Proposal is excludable pursuant to Rule 14a-8(i)(2). The Proposal raises significant and complex issues under Delaware law, which are addressed and analyzed in detail in Section I.A. of Verizon's December

29 Letter. In addition, Verizon furnished an opinion of Delaware counsel in support of its position. Rather than refute the legal analysis in the December 29 Letter, the Proponent simply objects to the Rule 14a-8(i)(2) argument and calls into question the Delaware opinion. The Proponent fails to cite any authority to support its objection and has not furnished a legal opinion to refute Verizon's position, despite the fact that the Staff has stated that "[s]hareholders who wish to contest a company's reliance on a legal opinion as to matters of state or foreign law should, but are not required to, submit an opinion of counsel supporting their position." Staff Legal Bulletin No. 14, Section G. (July 13, 2001).

5. On page 3 of the Proponent's January 13 Letter, the Proponent incorrectly calls into question whether Verizon is withdrawing its Rule 14-8(i)(3) objection of December 15, 2008. The December 29 Letter could not be clearer that Verizon still advocates omission of the Proposal on Rule 14a-8(i)(3) grounds. Section III. of the December 29 Letter plainly states that "Verizon continues to believe that the Proposal may properly be omitted from the 2009 proxy materials pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(3) *and also believes* ... that the Proposal may properly be omitted from the 2009 proxy materials pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6)" (emphasis added). Verizon again confirms that it has *not* withdrawn Rule 14a-8(i)(3) as a basis for excluding the Proposal.

For the reasons set forth above and in the December 15 Letter and December 29 Letter, Verizon continues to believe that the Proposal may properly be omitted from the proxy materials pursuant to Rule 14a-8(i)(10), Rule 14a-8(i)(3), Rule 14a-8(i)(2) and Rule 14a-8(i)(6) and requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2009 proxy materials.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

cc: Mr. Kenneth Steiner
Mr. John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 13, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Verizon Communications Inc. (VZ)
Rule 14a-8 Proposal of Kenneth Steiner
Special Shareholder Meetings

Ladies and Gentlemen:

This responds to the company December 15, 2008 no action request and December 29, 2008 supplement regarding this rule 14a-8 proposal with the following text (emphasis added):

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Kenneth Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

The company claims that it has substantially implemented this proposal simply by not taking any action related to the proposal since the proposal was submitted. *Again* the company fails to provide any no action precedents for proposals being judged substantially implemented by no new company action – especial in cases where there is a large gap, for instance between a 10% requirement and a 25% requirement – *a 150% gap.*

The company claims that it is entitled to credit for implementing a rule 14a-8 proposal when the company still falls short of full implementation and insists on standing-still as far as moving any closer to full implementation.

The company in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called.

The dispersed ownership (1153 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting and the company bylaws now facilitate the revocation of all such shareholder requests to call a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio.

Again the company has provided no evidence from any experts that would contradict this. And the company has not provided one example of 25% of shareholders of a company with a dispersed ownership of 1153 institutions ever calling a special meeting.

Plus, contrary to the rule 14a-8 proposal, the company bylaw excludes shareholders from calling a special meeting to elect directors if the company takes certain evasive steps. The company can thus thwart the calling of a special shareholder meeting by shareholders for the election of directors by simply scheduling a meeting on the same topic within a certain time period.

Plus the rule 14a-8 proposal does not ask the company to facilitate the revocation of shareholder requests to call a special meeting – as the current bylaw does. The company fails to note that the bylaws call attention to shareholders revoking a request for a special meeting and the board can thus cancel the special meeting (emphasis added):
"(d) ***A stockholder may revoke a request for a special meeting at any time*** by written revocation delivered to the secretary. If, following such revocation, the stockholders requesting the special meeting hold less than twenty-five percent (25%) of the total number of shares of stock entitled to vote on the matter to be brought before the meeting, ***the board*** of directors, in its discretion, ***may cancel the special meeting.***"

Thus the current board and the future boards at the company will be reminded of how to thwart a special shareholder-called meeting. The company proposal is as good as having a car that never operates.

The company claims that shareholders can solicit an unlimited number of shareholders but does not explain how they realistically might fund this since Verizon has 2.8 billion shares.

The attached 2-pages from SLB 14C (CF) gives an example of acceptable shareholder proposal text that gives the board discretion to "take what ever other actions are necessary" to adopt the proposal which is similar in concept to the text in this shareholder proposal of "take the steps necessary to amend our bylaws and each appropriate governing document."

The company fails to cite any rule of implementation "guidance" for the board that rule 14a-8 would mandate. The company does not provide precedents to show that rule 14a-8 proposals regarding established topics such as a poison pill, declassified board and cumulative voting have been excluded because of lack of implementation "guidance."

Then the company introduces implausible and/or false points, hypotheses or speculation such as:

- Maybe the rule 14a-8 proposal calls for shareholders to have a special meeting with no involvement with or by the board and/or management.
- The proposal is asking for the board to acquire 10% of the company before calling a special meeting.
- The board can now call a special meeting for any frivolous purpose, so maybe the rule 14a-8 proposal would allow shareholders to call a special meeting for the same reason.

• The company has no clue on the eligibility of company directors, so maybe this proposal would prevent the company from checking on the qualifications of the shareholders calling for a special meeting.
• A rule 14a-8 proposal must specify whether changes are needed in the bylaws and/or the charter and whether shareholder approval is required.

The company objected to the above paragraph on December 29, 2008 without explanation.

The proposal does not impose a stock ownership condition on the board. The first sentence of the proposal would empower each shareholder, without exception or exclusion, to be part of 10% of shareholders (acting in the capacity of shareholders only) able to call a special meeting. This sentence does not exclude any shareholder from being part of the 10% of shareholders. The fact that there is no exclusion of even a single shareholder – contradicts the core company "exclusion" argument. The company has not named one shareholder who would be excluded.

This rule 14a-8 proposal does not seek to place limits on management and/or the board when members of the management and/or the board act exclusively in the capacity of individual shareholders. For instance this proposal does not seek to compel a member of management and/or the board to vote their shares with or against the proxy position of the entire board on ballot items or to require directors to buy stock.

The company's speculative misinterpretation of the proposal appears to be based on a false premise that the overwhelming purpose of shareholder proposals is only to ask the individual board members to take action in their limited capacity as private shareholders. To the contrary most, if not all, rule 14a-8 proposals ask the board to act in its capacity as the board.

The company has not produced evidence of any rule 14a-8 shareholder proposal to back up its speculative misinterpretations in which board members were asked to take action on their own and only in their limited capacity as private shareholders. And the company has not produced any evidence of a shareholder proposal with the purpose of restricting rights of the directors when they act as private shareholders. The company apparently drafts its no action request based on a belief that the key to writing a no action request is to produce a number of highly speculative or speculative meanings for the resolved statements of rule 14a-8 proposals.

The company is not clear in whether it is withdrawing its (i)(3) objection of December 15, 2008 by now claiming an (i)(2) objection.

The company (i)(6) objection appears to be dependent on unqualified acceptance of its (i)(2) objection which is based on the false theory that rule 14a-8 proposals typically request that board members take action as private shareholders.

The outside opinion also appears to be to be dependent on unqualified acceptance of the company's (i)(2) objection.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Mary Louise Weber <mary.l.weber@verizon.com>

1. Rule 14a-8(i)(6)

Rule 14a-8(i)(6) is one of the substantive bases for exclusion in rule 14a-8. It permits a company to exclude a proposal that the company would lack the power or authority to implement.

2. Our analysis of no-action requests from companies that intend to rely on rule 14a-8(i)(6) to exclude proposals calling for director independence

Our analysis of whether a proposal that seeks to impose independence qualifications on directors is beyond the power or authority of the company to implement focuses primarily on whether the proposal requires continued independence at all times. In this regard, although we would not agree with a company's argument that it is unable to ensure the election of independent directors, we would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times. As such, when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal. In contrast, if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence, any such loss of independence would not result in an automatic violation of the standard in the proposal and we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6).

We believe that our approach is consistent with Commission rules relating to director independence. Specifically, Exchange Act rule 10A-3, adopted pursuant to Exchange Act Section 10A(m), mandates various audit committee requirements for most exchange-listed issuers, including a requirement that audit committees consist entirely of independent directors. Although rule 10A-3 requires entirely independent audit committees for most listed issuers, the rule also contemplates that a director may cease to be independent. In addition, both Section 10A(m) and rule 10A-3 require that an issuer have an opportunity to cure any non-compliance with the applicable audit committee independence requirements before such non-compliance may serve as a basis for prohibiting the listing of the issuer's securities. Therefore, we believe that our view that a board lacks the power to ensure that a director maintains his or her independence at all times is consistent with Section 10A(m) and rule 10A-3, which not only contemplate that a board member may lose independence, but require that mechanisms exist to allow an issuer to cure such a loss.

The following chart illustrates our analysis of the application of rule 14a-8(i)(6) to proposals calling for director independence, and demonstrates that, as we indicated in question and answer B.6 of SLB No. 14, differing language in proposals may result in different no-action responses.

Company	Proposal	Date of our response	Our response

Allied Waste Industries, Inc.	"The shareholders . . . urge the Board of Directors . . . to amend the by-laws to require that an independent director who has not served as the chief executive of the Company serve as Board Chair."	Mar. 21, 2005	We concurred in Allied Waste's view that it could exclude the proposal under rule 14a-8(i)(6). In doing so, our response noted that the proposal did not provide the board with an opportunity or mechanism to cure a violation of the independence standard requested in the proposal.
Merck & Co., Inc.	"The shareholders . . . request that the Board of Directors establish a policy of separating the roles of Board Chair and Chief Executive Officer (CEO) whenever possible, so that an independent director who has not served as an executive officer of the Company serves as Chair of the Board of Directors."	Dec. 29, 2004	We did not concur in Merck's view that it could exclude the proposal under rule 14a-8(i)(6). The proposal provided the board with an opportunity or mechanism to cure a violation of the independence standard requested in the proposal.
The Walt Disney Co.	"[T]he shareholders . . . urge the Board of Directors to amend the Corporate Governance Guidelines, and take what ever other actions are necessary to set as a company policy that the Chairman of the Board of Directors will always be an independent member of the Board of Directors, except in rare and explicitly spelled out, extraordinary circumstances."	Nov. 24, 2004	We did not concur in Disney's view that it could exclude the proposal under rule 14a-8(i)(6). The proposal provided the board with an opportunity or mechanism to cure a violation of the independence standard requested in the proposal.

Mary Louise Weber
Assistant General Counsel

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

December 29, 2008

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Verizon Communications Inc. 2009 Annual Meeting
Supplement to Letter Dated December 15, 2008
Related to Shareholder Proposal of Kenneth Steiner

Ladies and Gentlemen:

I refer to my letter dated December 15, 2008 (the "December 15 Letter") pursuant to which Verizon Communications Inc., a Delaware corporation ("Verizon"), requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Verizon's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by Kenneth Steiner (the "Proponent"), who has appointed John Chevedden to act on his behalf, may be properly omitted pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(3) from the proxy materials to be distributed by Verizon in connection with its 2009 annual meeting of shareholders ("the 2009 proxy materials").

This letter supplements the December 15 Letter and adds Rule 14a-8(i)(2) and Rule 14a-8(i)(6) as additional grounds to omit the Proposal from the Proxy Materials. In addition, this letter responds to the letter to the Staff by Mr. Chevedden dated December 17, 2008 (the "Proponent's Letter").

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being emailed to shareholderproposals@sec.gov. A copy of this letter is simultaneously being sent by email to Mr. Chevedden. Pursuant to Rule 14a-8(j), this letter is being submitted no later than 80 calendar days before Verizon intends to file its definitive 2009 proxy materials with the Commission.

I. Additional Bases for Excluding the Proposal.

The Proposal reads as follows:

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

In addition to the bases for omission of the Proposal pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(3) as set forth in the December 15 Letter, Verizon believes that the Proposal also may be properly omitted from its 2009 proxy materials under (i) Rule 14a-8(i)(2) because the Proposal would, if implemented, cause Verizon to violate Delaware law and (ii) Rule 14a-8(i)(6) because Verizon lacks the power or authority to implement the Proposal. Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2009 proxy materials.

A. Verizon May Exclude the Proposal Under Rule 14a-8(i)(2) Because the Proposal Would, If Implemented, Cause Verizon to Violate Delaware Law.

Rule 14a-8(i)(2) permits a company to omit a shareholder proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which it is subject. Verizon is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the legal opinion of Skadden, Arps, Slate, Meagher & Flom LLP addressed to Verizon (the "Delaware Law Opinion") and attached as Exhibit A to this letter, Verizon believes that the Proposal may be excluded from the 2009 proxy materials under Rule 14a-8(i)(2) because under a reasonable interpretation of the Proposal, it is impermissible under Delaware law. Accordingly, the Proposal, if implemented, would cause Verizon to violate Delaware law.

The first sentence of the Proposal requests that the Board of Directors "take the steps necessary to amend [Verizon's] bylaws and each appropriate governing document to give holders of 10% of [Verizon's] outstanding common stock ... the power to call special shareowner meetings." The second sentence of the Proposal provides that there should be no "exception or exclusion conditions" that apply "only to shareowners but not to management and/or the board."

As discussed in the Delaware Law Opinion, the second sentence may be reasonably interpreted to mean that any "exception or exclusion conditions" in the amended bylaw or charter text would apply equally to shareholders and to "management and/or the board." Accordingly, because the Proposal would impose a 10% stock ownership condition on the ability of shareholders to call a special meeting, the Proposal would impose the same 10% stock ownership condition on the Board. As a result, the Proposal, if implemented, would have the effect of requiring that the members of the Board hold 10% of Verizon's outstanding common stock in order to call a special meeting of shareholders.

As more fully explained in the Delaware Law Opinion, such a requirement would violate Delaware law because it would impermissibly infringe upon the board of directors' power to call special meetings. Specifically, Section 211(d) of the Delaware General Corporation Law ("DGCL") provides that "[s]pecial meetings of the stockholders may be called by the board of directors" and does not authorize bylaws or charter provisions that infringe upon the board's power to call special meetings. Indeed, the DGCL does not provide any means (such as through a minimum stock ownership requirement) to circumscribe that right and power, whether pursuant to the corporation's certificate of incorporation or bylaws. Yet, under the Proposal, the ability of the Board to call a special meeting of shareholders would be conditioned upon its members holding 10% of Verizon's outstanding common stock. As stated in the Delaware Law Opinion, any bylaw or charter provision that "purported to preclude the Board from calling a special meeting of stockholders unless its members held at least 10% of the Company's outstanding common stock would fall beyond the scope of the provisions authorized by section 211(d)." Accordingly, implementation of the Proposal in the manner described above would cause Verizon to violate Delaware law because the requirement that the members of the Board hold at least 10% of Verizon's outstanding common stock in order to call a special meeting of shareholders would impermissibly infringe upon the power of the Board to call a special meeting.

In addition, as more fully explained in the Delaware Law Opinion, implementation of the Proposal by an amendment to Verizon's certificate of incorporation would require the Board to abdicate its statutory duty to determine whether the amendment is advisable. Section 242(b) of the DGCL sets forth the mandatory procedure for amending the certificate of incorporation and requires that amendments first be approved by the board of directors and declared advisable, and then be submitted to shareholders for approval. Under Section 242, the certificate of incorporation may not be amended unless the board first adopts a resolution declaring that the amendment is advisable. As the Delaware Law Opinion states, "[t]he determination whether an amendment is advisable is vested in the board's discretion, subject to the exercise of its fiduciary duty, and cannot be delegated to stockholders." Accordingly, the Proposal, if implemented by amendment to Verizon's certificate of incorporation, would violate

Delaware law because it would require the Board to abdicate its statutory duty to determine whether the amendment is advisable.

The Staff previously has concurred with the exclusion, under Rule 14a-8(i)(2) or its predecessor, of shareholder proposals that requested the adoption of an amendment to a company's certificate of incorporation or bylaws that, if implemented, would violate state law. *See, e.g., PG&E Corp.* (Feb. 14, 2006) (permitting exclusion of a proposal requesting the amendment of the company's governance documents to institute majority voting in director elections when Section 708(c) of the California Corporation Code required that plurality voting be used in the election of directors); *Hewlett-Packard Co.* (Jan. 6, 2005) (permitting exclusion of a proposal recommending that the company amend its bylaws so that no officer may receive annual compensation in excess of certain limits without approval by a vote of "the majority of the stockholders" in violation of Section 212(a) of the DGCL); *GenCorp Inc.* (Dec. 20, 2004) (permitting exclusion of a proposal requesting an amendment to the company's governing instruments to provide that every shareholder resolution approved by a majority of the votes cast be implemented by the company because the proposal would conflict with Section 1701.59(B) of the Ohio Revised Code regarding fiduciary duties of directors); *Boeing Co.* (Mar. 4, 1999) (permitting exclusion of a proposal requesting that every corporate action requiring shareholder approval be approved by a simple majority because the proposal would conflict with certain provisions of the DGCL requiring a vote of at least a majority of the outstanding shares on certain issues); *Tribune Co.* (Feb. 22, 1991) (permitting, under predecessor Rule 14a-8(c)(2), exclusion of a proposal requesting that the company's proxy materials be mailed at least 50 business days prior to the annual meeting because the proposal would conflict with Sections 213 and 222 of the DGCL).

As discussed above and in the Delaware Law Opinion, implementation of the Proposal would result in Verizon violating Delaware law. Accordingly, Verizon believes that it may exclude the Proposal in reliance on Rule 14a-8(i)(2).

B. Verizon May Exclude the Proposal Under Rule 14a-8(i)(6) Because Verizon Lacks the Power and Authority to Implement the Proposal.

Rule 14a-8(i)(6) permits a company to omit a shareholder proposal if the company would lack the power or authority to implement the proposal. The Staff has previously concurred in the exclusion of proposals that, if adopted by the company's shareholders, would cause the company to violate applicable state law. *See Noble Corp.* (Jan. 19, 2007) (permitting exclusion of a proposal under both Rule 14a-8(i)(2) and Rule 14a-8(i)(6)); *Xerox Corp.* (Feb. 23, 2004) (same). As more fully explained in Section I.A. above, implementation of the Proposal would cause Verizon to violate Delaware law. Accordingly, Verizon believes that the Proposal may be excluded in reliance on Rule 14a-8(i)(6) because Verizon lacks the power or authority to implement the Proposal.

The Staff has also previously concurred in the exclusion of a proposal, on grounds that it would be beyond the company's power to effectuate, because the proposal was "so vague and indefinite that a registrant would be unable to determine what action should be taken" if the proposal were adopted. *International Business Machines Corp.* (Jan. 14, 1992) (interpreting Rule 14a-8(c)(6), the predecessor to Rule 14a-8(i)(6)). As more fully explained in Section II.B. of the December 15 Letter, the Proposal is vague and indefinite and Verizon would be unable to determine what actions should be taken if the Proposal were adopted. Accordingly, Verizon believes that the Proposal may be excluded in reliance on Rule 14a-8(i)(6) because Verizon lacks the power or authority to implement the Proposal.

II. Verizon's Response to the Proponent's Letter.

A. The Proponent's Letter Inaccurately Asserts that Verizon Cannot Have Substantially Implemented the Proposal Because It Has Not Taken "New Company Action" Subsequent to the Submission of the Proposal.

The Proponent's Letter states that "[t]he company claims that it has substantially implemented this proposal simply by not taking any action related to the proposal since the proposal was submitted" and "fails to provide any no action precedents for proposals being judged substantially implemented by no new company action." The Proponent's Letter incorrectly argues that exclusion on "substantially implemented" grounds is not valid unless "new company action" is taken after the submission of a proposal. Actions constituting "substantial implementation" prior to the submission of a proposal, the Proponent incorrectly asserts, are to be given no consideration or effect. The Proponent's Letter offers no support whatsoever for this novel interpretation of Rule 14a-8(i)(10). In fact, there is no such requirement under Rule 14a-8(i)(10). As discussed in Section II.A. of the December 15 Letter, the Staff has consistently taken the position that when a company already has a bylaw or other policies and procedures in place relating to the subject matter of a shareholder proposal that satisfactorily address the underlying concern or essential objective of the proposal, the proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). No additional action by the company is required once the company has substantially implemented the proposal.

In addition, the Proponent's Letter claims that the December 15 Letter "fails to provide any no action precedents" in which companies were permitted to omit proposals pursuant to Rule 14a-8(i)(10) where the company had not taken "new company action." This also is incorrect. On page 3 of the December 15 Letter, Verizon cites the no-action letter in *Citigroup Inc.* (Feb. 12, 2008). In *Citigroup*, the Staff permitted Citigroup to exclude under Rule 14a-8(i)(10) a shareholder proposal requesting an amendment to the governing documents to give "holders of 10% to 25% of [the company's] outstanding stock the power to call a special shareholder meeting" and favoring 10% as the appropriate threshold. Because Citigroup had amended its bylaws – prior to its receipt of the shareholder proposal – to give shareholders owning 25% of the company's stock the right to call special meetings, the proposal was excludable as substantially implemented. *See also Borders Group, Inc.* (Mar. 11, 2008) (permitting exclusion of a shareholder proposal requesting an amendment to the governing documents "in order that there is no restriction on the shareholder right to call a special meeting" because the company had substantially implemented the proposal when it amended the bylaws in the prior year to grant shareholders owning 25% of the company's stock the right to call special meetings); *The Dow Chemical Co.* (Mar. 2, 2006) (permitting exclusion of a shareholder proposal requesting that the board amend governing instruments to declassify the board when shareholders had voted to declassify the board at the 2004 annual meeting); *Southwest Airlines Co.* (Feb. 10, 2005) (same); *Sprint Corp.* (Jan. 18, 2005) (same). In each of these cases, "new company action" was not taken or required in order for the companies to rely on the Rule 14a-8(i)(10) exclusion.

B. The Proponent's Letter Significantly Misstates and Mischaracterizes the December 15 Letter and Verizon's Special Meeting Bylaw Provision.

The Proponent's Letter incorrectly asserts that "[t]he company in effect claims that *25% of shareholders is the same as 10% of shareholders* in the right to call a special meeting" (emphasis added). The December 15 Letter makes no such assertion. As discussed in Section II.A. of the December 15 Letter, the "substantially implemented" standard does not require a proposal to be "fully effected." Rather, a proposal may be excluded as "substantially implemented" when a company has met the essential objective of the proposal, even where the proposal has been implemented in a manner that does not correspond exactly with the request of the proponent. *See Texaco, Inc.* (Mar. 28, 1991); *Allegheny Energy, Inc.* (Feb. 25, 2006). Verizon believes that it has substantially implemented the Proposal because the Special Meeting Bylaw Provision, as described in the December 15 Letter, satisfactorily addresses the underlying concern of the Proposal.

The Proponent's Letter also mischaracterizes Verizon's Bylaws as "exclud[ing] shareholders from calling a special meeting to elect directors if the company takes *certain evasive steps*" (emphasis added). It appears that the Proponent may be objecting to certain provisions in Section 3.03(c) of Verizon's Bylaws regarding circumstances pursuant to which a special meeting requested by stockholders would not be held. Specifically, Section 3.03(c) of Verizon's Bylaws provides that

> *a special meeting requested by stockholders shall not be held if (i) the stated business to be brought before the special meeting is not a proper subject for stockholder action under applicable law, or (ii) the board of directors has called or calls for an annual or special meeting of stockholders to be held within ninety (90) days after the secretary receives the request for the special meeting and the board of directors determines in good faith that the business of such meeting includes the business described in the request.*

Thus, the only circumstances under which a requested special meeting would not be held is if the specific business requested to be addressed is not a proper subject for shareholder action or if the Board of Directors determines, in good faith, that the specific business requested to be addressed at the proposed special meeting is about to be addressed at another shareholder meeting. The purpose and effect of Section 3.03(c) is not to be "evasive", but rather to avoid the additional costs as well as unnecessary distraction of either (i) having a shareholder meeting at which shareholders cannot properly take any action under Delaware law or (ii) having two shareholder meetings at which the same proposal will be voted on held in close proximity to each other. In addition, because the Special Meeting Bylaw Provision requires that the Board hold a special meeting within 90 days of Verizon's receipt of a shareholder request for a special meeting, even if the Board declined to hold a special meeting at the request of shareholders pursuant to Section 3.03(c) of the Bylaws, there would be no delay to shareholders in voting on the specific business requested because an annual or special meeting would nevertheless be held within the same 90-day period applicable to special meetings called by shareholders. Accordingly, assuming the matter to be voted on is a proper subject for shareholder action, shareholders are in no way prejudiced under Section 3.03(c) of the Bylaws as shareholders would still have the opportunity to vote on the proposal at an annual or special meeting within 90 days of the shareholder request for a special meeting.

The Proponent's Letter also mischaracterizes Verizon's Bylaws as "facilitat[ing] the revocation of shareholder requests to call a special meeting." It is unclear how the Proponent reaches this conclusion as there is nothing in Verizon's Bylaws that operates to facilitate revocation of shareholder requests to call special meetings.

Finally, the Proponent's Letter includes several statements regarding, and makes certain conclusions with respect to, Verizon's "dispersed ownership" and the capability of shareholders to exercise their right to call a special meeting. Shareholders seeking to call a special meeting have means available under the proxy rules to solicit demands or authorizations from an unlimited number of shareholders. The number of shareholders which a company may have does not bear on the issue of whether the company has substantially implemented a proposal pursuant to Rule 14a-8(i)(10).

C. The Proponent's Letter Fails to Refute Verizon's Argument that the Proposal Is Impermissibly Vague and Indefinite and the Proposal Remains Materially False and Misleading in Violation of Rule 14a-9.

The Proponent's Letter states that "[t]he company fails to cite any rule of implementation 'guidance' for the board that rule 14a-8 would mandate." However, the Proponent's Letter fails to recognize that Staff Legal Bulletin No. 14B, Section B.4 (September 15, 2005) provides that if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires," then such a proposal would violate Rule 14a-8(i)(3). For these reasons, as described in Section II.B. of the December 15 Letter, the Staff has concurred in excluding proposals under Rule 14a-8(i)(3) where the proposals failed to define key terms or where the meaning and application of terms or standards under the proposals may be subject to differing interpretations.

Section II.B. of the December 15 Letter clearly identifies numerous ambiguities and uncertainties with respect to the last sentence of the resolution in the Proposal. Rather than address these deficiencies, the Proponent's Letter repeatedly mischaracterizes the issues raised in the December 15 Letter. The Proponent's Letter also attributes certain false statements as statements of Verizon. For instance, the Proponent's Letter claims that in the December 15 Letter, Verizon "introduces implausible and/or false points, hypotheses or speculation such as ... [t]he board can now call a special meeting for any frivolous purpose" or "[t]he company has no clue on the eligibility of company directors." Verizon makes no such claims or statements in the December 15 Letter.

The Proponent's Letter fails to clarify, resolve or answer any of the questions raised in the December 15 Letter and accordingly fails to refute the argument that the Proposal is impermissibly vague and indefinite.

III. Conclusion.

For the reasons set forth above and in the December 15 Letter, Verizon continues to believe that the Proposal may properly be omitted from the 2009 proxy materials pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(3) and also believes, for the reasons set forth above and in the Delaware Law Opinion, that the Proposal may properly be omitted from the 2009 proxy materials pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6). Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2009 proxy materials.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures

cc: Mr. Kenneth Steiner
Mr. John Chevedden

EXHIBIT "A"

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December 29, 2008

Verizon Communications Inc.
140 West Street
New York, NY 10007

Re: Verizon Communications Inc. 2009 Annual Meeting; Stockholder Proposal of John Chevedden

Ladies and Gentlemen:

You requested our opinion as to certain matters of Delaware law in connection with a proposal (the "Proposal") submitted by Kenneth Steiner, who has appointed John Chevedden to act on his behalf, to Verizon Communications Inc., a Delaware corporation (the "Company"), for inclusion in the Company's proxy statement for its 2009 annual meeting of stockholders.

In rendering the opinions set forth herein, we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of the following:

(a) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on February 22, 2006, and as currently in effect (the "Charter");

(b) the Bylaws of the Company, as currently in effect; and

(c) the Proposal, submitted to the Company on November 14, 2008, and the supporting statement thereto.

In our examination, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified or photostatic copies, and the authenticity of the originals of such copies.

Members of our firm are admitted to the bar of the Supreme Court of the State of Delaware, and we do not express herein any opinion as to the laws of any other jurisdiction. The opinions expressed herein are based on the Delaware General Corporation Law ("DGCL") and Delaware law in effect on the date hereof, which law is subject to change with possible retroactive effect.

The Proposal

The Proposal reads as follows:

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

As a fundamental matter, we note that the language of the Proposal (particularly the second sentence) is confusing and ambiguous and subject to different interpretations. Although certain of these interpretations may result in the Proposal being legally permissible under Delaware law, certain other interpretations would result in the Proposal not being permissible under Delaware law.

We believe that a reasonable interpretation of the Proposal is that any bylaw and/or amendment to the Charter adopted pursuant to the Proposal would provide that any exception or exclusion condition applied to stockholders pursuant to such amendment would also apply to "management and/or the board." Accordingly, because the first sentence of the Proposal would impose a 10% stock ownership condition on the ability of stockholders to call a special meeting, the same condition would apply to the ability of the Company's board of directors (the "Board") to call a special meeting of stockholders (*i.e.*, the members of the Board would need to satisfy the 10% stock ownership condition before they could call a special meeting). We have assumed that the Company would choose this interpretation as its interpretation of the Proposal and would take only those actions called for by that interpretation. We have further assumed that implementation of the Proposal would require the Company to take the necessary steps to amend the Charter or the Bylaws to give holders of 10% of the Company's outstanding common stock the power to call a special meeting.

Analysis

1. Delaware Law Provides That Special Meetings Of Stockholders May Be Called By The Board Of Directors.

Section 211(d) of the DGCL governs the calling of special meetings of stockholders. That subsection provides:

> Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

8 *Del. C.* § 211(d). No Delaware case has addressed the enforceability of a bylaw or provision of a certificate of incorporation purporting to limit substantively or eliminate the board of directors' right to call a special meeting under this section. However, we believe that if called upon to do so, a Delaware court would likely conclude that section 211(d) vests the board of directors with authority that cannot be limited substantively or eliminated, and section 211(d) merely authorizes provisions of the certificate of incorporation and bylaws that vest such authority in additional persons.

First, on its face, section 211(d) provides that special meetings may be called by the board of directors "or" by such other person or persons as may be authorized. Generally, courts presume that "or" is used in a statute disjunctively, such that "either of the separated words or phrases may be employed without the other." *Sutherland Statutory Construction*, § 21:14 (6th ed. 2002).

Second, the Delaware legislature's use of different language in other provisions of the DGCL supports the conclusion that it did not intend the board's power to call special meetings to be subject to modification. Several provisions of the DGCL state a particular rule that applies "except as may be otherwise provided" or "unless otherwise provided" in the certificate of incorporation. *e.g.*, 8 *Del. C.* § 141(a). These provisions demonstrate that when the Delaware legislature wishes to establish a statutory default that may be superceded (as opposed to merely supplemented), it does so through specific language that is absent from section 211(d). Similarly, subsection (a)(1) of section 211 also provides evidence of the legislature's intent with respect to subsection (d). Subsection (a)(1) provides that "[m]eetings of stockholders may be held at such place ... as may be designated by ... the certificate of incorporation or bylaws, *or if not so designated, as determined by the board of directors*." 8 *Del. C.* § 211(a)(1) (emphasis added). Thus, had the Delaware legislature intended the board's power to call special meetings to exist only in the absence of any contrary provision in the certificate of incorporation or bylaws, it could have drafted subsection (d) using the same construction as it used in subsection (a)(1).[1]

Finally, the legislative history of section 211(d) supports this conclusion. As proposed to the legislature, section 211(d) was characterized by the reporter for its drafting committee as codifying the "common understanding" that "special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation." Ernest L. Folk, III, *The Delaware Corporation Law*, at 112 (1968).

---

[1] Moreover, sections 242 and 251 of the DGCL expressly provide for the board of directors to adopt resolutions declaring the advisability of mergers and amendments to the certificate of incorporation (respectively) which may be acted upon by the stockholders, *inter alia*, at a special meeting. These express statutory powers would be materially hampered if the board of directors' power to call a special meeting of stockholders could be eliminated.

2. Implementation Of The Proposal Would Violate Delaware Law.

The Proposal does not specify the manner in which it is to be implemented, but instead refers ambiguously to an amendment to "our bylaws and each appropriate governing document." As explained below, implementation of the Proposal through amendment to the bylaws or through amendment to the Charter would each violate Delaware law.

a. Implementation by bylaw.

Implementation of the Proposal by bylaw amendment would violate Delaware law because, for the reasons discussed above, section 211(d) does not authorize bylaws that infringe upon the board of directors' power to call special meetings. Any bylaw that purported to preclude the Board from calling a special meeting of stockholders unless its members held at least 10% of the Company's outstanding common stock would fall beyond the scope of the bylaws authorized by section 211(d).

Nor does any other section of the DGCL authorize such a bylaw. Although Section 109(b) of the DGCL provides a catch-all authorization of permissible bylaws, it prohibits bylaws that are "inconsistent with law or with the certificate of incorporation." 8 *Del. C.* § 109(b). The DGCL is "law" within the meaning of section 109(b), and accordingly, bylaws that are inconsistent with another provision of the DGCL are invalid. *Frantz Mfg. Co. v. EAC Indus.*, 501 A.2d 401, 407 (Del. 1985); *Datapoint Corp. v. Plaza Sec. Co.*, 496 A.2d 1031, 1036 (Del. 1985); *Kerbs v. California E. Airways*, 90 A.2d 652, 659 (Del. 1952). Here, any bylaw that purported to restrict the Board's power to call a special meeting of stockholders would be inconsistent with section 211(d) and therefore invalid.

b. Implementation by amendment to the Charter.

Implementation of the Proposal by amendment to the Charter would violate Delaware law in two independent respects.

(1) Violation of section 211(d).

As discussed above, we believe a Delaware court would likely conclude that section 211(d) does not authorize a provision of the certificate of incorporation limiting substantively or eliminating the board of directors' power to call a special meeting of stockholders. Accordingly, any amendment to the Charter that purported to preclude the Board from calling a special meeting of stockholders unless its members held at least 10% of the Company's outstanding common stock would fall beyond the scope of the provisions authorized by section 211(d).

No other section of the DGCL authorizes such a provision in the certificate of incorporation. Section 102(b)(1) of the DGCL provides a general authorization regarding the contents of a certificate of incorporation. However, the certificate of incorporation may not contain any provision that is "contrary to the laws of this State." 8 *Del. C.* § 102(b)(1). The

DGCL is one of the "laws of this State" within the meaning of section 102(b)(1) and thus, a charter provision is invalid if it violates "a statutory enactment" such as a provision of the DGCL. *Sterling v. Mayflower Hotel Corp.*, 93 A.2d 107, 118 (Del. 1952). Moreover, "a charter provision which seeks to waive a statutory right or requirement is unenforceable." *Loew's Theatres, Inc. v. Commercial Credit Co.*, 243 A.2d 78, 81 (Del. Ch. 1968).

As the Delaware Court of Chancery has interpreted section 102(b)(1), certain provisions of the DGCL may be modified by provision in the certificate of incorporation even though such provisions do not contain "magic words" such as "unless otherwise provided in the certificate of incorporation." *Jones Apparel Group, Inc. v. Maxwell Shoe Co.*, 883 A.2d 837 (Del. Ch. 2004). However, notwithstanding section 102(b)(1), Delaware courts have held that where specific provisions of the DGCL establish the extent to which they may be modified by provision in the certificate of incorporation, those specific provisions govern. Thus, in *Rohe v. Reliance Training Network, Inc.*, C.A. No. 17992, 2000 WL 1038190, at *10-11 (Del. Ch. July 21, 2000), the Delaware Court of Chancery held that a certificate of incorporation could not contain a provision eliminating the annual meeting requirement and purporting to give directors on a non-staggered board three year terms. As later explained in *Jones Apparel*, this provision was held invalid because it exceeded the scope of deviation from the default provisions of section 141 that was permitted by section 141 itself:

> The extent to which a certificate provision could deviate from the default standard of one-year terms for directors was itself set by statute, which limited the deviation to the adoption of a staggered board with members whose three-year terms expire on a rotating basis. Therefore, to permit a deviation beyond that expressly permitted by the statute would contravene Delaware public policy.

Jones Apparel, 883 A.2d at 849.

Just as with the provisions of section 141 addressed in *Rohe*, in section 211 the Delaware legislature has specifically addressed the extent to which the statutory default provision of the statute may be modified by provisions of the certificate of incorporation or bylaws. As explained above, the statutory default provided by section 211 may be supplemented but not superceded – *i.e.*, the certificate of incorporation and bylaws may give other persons the power to call special meetings but may not limit substantively the board's concurrent power. Accordingly, we believe that a Delaware court would likely conclude that any amendment to the Charter that purported to limit substantively the board's power to call special meetings would be a "deviation beyond that expressly permitted by statute" and invalid.

(2) Abdication of the Board's statutory duty to determine whether an amendment is advisable.

Section 242(b) of the DGCL sets forth the mandatory procedure for amending the certificate of incorporation. It requires that amendments first be approved by the board of directors and declared advisable, and then be submitted to the stockholders for approval:

> Every amendment . . . shall be made and effected in the following manner:
>
> (1) If the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. Such special or annual meeting shall be called and held upon notice in accordance with § 222 of this title. The notice shall set forth such amendment in full or a brief summary of the changes to be effected thereby, as the directors shall deem advisable. At the meeting a vote of the stockholders entitled to vote thereon shall be taken for and against the proposed amendment. If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title.

8 *Del. C.* § 242(b). *See also Williams v. Geier*, 671 A.2d 1368 (Del. 1996) ("[i]t is significant that two discrete corporate events must occur in precise sequence, to amend the certificate of incorporation under 8 *Del. C.* § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor."); *Stroud v. Grace*, 606 A.2d 75, 87 (Del. 1992) ("When a company seeks to amend its certificate of incorporation, Section 242(b)(1) requires the board to . . . include a resolution declaring the advisability of the amendment. . . .").

Thus, under Section 242, the certificate of incorporation may not be amended unless the board first adopts a resolution declaring that the amendment is advisable. The determination whether an amendment is advisable is vested in the board's discretion, subject to the exercise of its fiduciary duty, and cannot be delegated to stockholders. *See Paramount Communications Inc. v. Time Inc.*, 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), *aff'd*, 571 A.2d 1140 (Del. 1989). Section 242(b)(1) gives stockholders an independent right to approve any amendment to the certificate of incorporation. If the board were permitted to delegate their own determination, the first sentence of section 242(b)(1) would be meaningless. Thus, as a matter of statutory construction, section 242(b)(1) does not permit the board to delegate its determination to stockholders. Moreover, in the analogous context of board approval of mergers under Section 251 of the DGCL, the Delaware courts have held that the board's obligation to determine whether a merger is advisable cannot be delegated. *Smith v. Van Gorkom*, 488 A.2d 858, 888 (Del. 1985); *Nagy v. Bistricer*, 770 A.2d 43, 62 (Del. Ch. 2000); *Jackson v. Turnbull*, C.A. No. 13042, 1994 WL 174668, at *4-5 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (TABLE).

This analysis is also consistent with the Delaware Supreme Court's recent decision in *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008). In *CA*, the Court invalidated a stockholder-proposed bylaw that would have required the board to pay a dissident stockholder's proxy expenses for running a successful "short slate." The Court held that the proposed bylaw was invalid because it would limit the directors' exercise of "their fiduciary duty to decide whether or not it would be appropriate, in a specific case, to award reimbursement at all." *Id.* at 240. The Court stated that such a bylaw "would violate the prohibition, which our decisions have derived from Section 141(a), against contractual arrangements that commit the board of directors to a course of action that would preclude them from fully discharging their fiduciary duties to the corporation and its shareholders." *Id.* at 238 (citing *Paramount Communications, Inc. v. QVC Network, Inc.*, 637 A.2d 34 (Del. 1994)). Just as the bylaw at issue in *CA* was invalid because it restricted the board's ability to exercise its fiduciary duty to determine whether to reimburse a dissident stockholder's proxy expenses, the Proposal, if implemented, would likewise impermissibly restrict the Board from exercising its fiduciary duty to determine the advisability of an amendment to the Charter.

In sum, under section 242, an amendment to the Charter may not be accomplished without a resolution of the Board declaring the amendment advisable. However, implementation of the Proposal by amendment to the Charter would require the Board to abdicate its statutory duty to determine whether the amendment is advisable. Such an abdication would violate Delaware law.

* * *

Based upon and subject to the foregoing, it is our opinion that if the Proposal were to be adopted and implemented, it would impermissibly violate Delaware law and that a Delaware court, if presented with the question, would likely so conclude.

This opinion is furnished to you solely for your benefit in connection with the Proposal, and except as set forth in the next sentence, is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person without our express written permission. We hereby consent to your furnishing a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Proposal.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom LLP

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 17, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Verizon Communications Inc. (VZ)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
Kenneth Steiner

Ladies and Gentlemen:

This is the first response to the company December 15, 2008 no action request regarding this rule 14a-8 proposal with the following text (emphasis added):

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Kenneth Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

The company claims that it has substantially implemented this proposal simply by not taking any action related to the proposal since the proposal was submitted. The company fails to provide any no action precedents for proposals being judged substantially implemented by no new company action – especial in cases where there is a large gap, for instance between a 10% requirement and a 25% requirement.

The company in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called.

The dispersed ownership (1153 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting and the company bylaws now facilitate the revocation of all such shareholder requests to call a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio.

The company has provided no evidence from any experts that would contradict this. And the company has not provided one example of 25% of shareholders of a company with a dispersed ownership of 1153 institutions ever calling a special meeting.

Plus, contrary to the rule 14a-8 proposal, the company bylaw excludes shareholders from calling a special meeting to elect directors if the company takes certain evasive steps.

Plus the rule 14a-8 proposal does not ask the company to facilitate the revocation of shareholder requests to call a special meeting – as the proposed bylaw does. Adoption of the company proposal would be as good as having a car that never operates.

The attached 2-pages from SLB 14C (CF) gives an example of acceptable shareholder proposal text that gives the board discretion to "take what ever other actions are necessary" to adopt the proposal which is similar in concept to the text in this shareholder proposal of "take the steps necessary to amend our bylaws and each appropriate governing document."

The company fails to cite any rule of implementation "guidance" for the board that rule 14a-8 would mandate. The company does not provide precedents to show that rule 14a-8 proposals regarding established topics such as a poison pill, declassified board and cumulative voting have been excluded because of lack of implementation "guidance."

Then the company introduces implausible and/or false points, hypotheses or speculation such as:

- Maybe the rule 14a-8 proposal calls for shareholders to have a special meeting with no involvement with or by the board and/or management.
- The proposal is asking for the board to acquire 10% of the company before calling a special meeting.
- The board can now call a special meeting for any frivolous purpose, so maybe the rule 14a-8 proposal would allow shareholders to call a special meeting for the same reason.
- The company has no clue on the eligibility of company directors, so maybe this proposal would prevent the company from checking on the qualifications of the shareholders calling for a special meeting.
- A rule 14a-8 proposal must specify whether changes are needed in the bylaws and/or the charter and whether shareholder approval is required.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Mary Louise Weber <mary.l.weber@verizon.com>

1. Rule 14a-8(i)(6)

Rule 14a-8(i)(6) is one of the substantive bases for exclusion in rule 14a-8. It permits a company to exclude a proposal that the company would lack the power or authority to implement.

2. Our analysis of no-action requests from companies that intend to rely on rule 14a-8(i)(6) to exclude proposals calling for director independence

Our analysis of whether a proposal that seeks to impose independence qualifications on directors is beyond the power or authority of the company to implement focuses primarily on whether the proposal requires continued independence at all times. In this regard, although we would not agree with a company's argument that it is unable to ensure the election of independent directors, we would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times. As such, when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal. In contrast, if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence, any such loss of independence would not result in an automatic violation of the standard in the proposal and we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6).

We believe that our approach is consistent with Commission rules relating to director independence. Specifically, Exchange Act rule 10A-3, adopted pursuant to Exchange Act Section 10A(m), mandates various audit committee requirements for most exchange-listed issuers, including a requirement that audit committees consist entirely of independent directors. Although rule 10A-3 requires entirely independent audit committees for most listed issuers, the rule also contemplates that a director may cease to be independent. In addition, both Section 10A(m) and rule 10A-3 require that an issuer have an opportunity to cure any non-compliance with the applicable audit committee independence requirements before such non-compliance may serve as a basis for prohibiting the listing of the issuer's securities. Therefore, we believe that our view that a board lacks the power to ensure that a director maintains his or her independence at all times is consistent with Section 10A(m) and rule 10A-3, which not only contemplate that a board member may lose independence, but require that mechanisms exist to allow an issuer to cure such a loss.

The following chart illustrates our analysis of the application of rule 14a-8(i)(6) to proposals calling for director independence, and demonstrates that, as we indicated in question and answer B.6 of SLB No. 14, differing language in proposals may result in different no-action responses.

Company	Proposal	Date of our response	Our response

Allied Waste Industries, Inc.	"The shareholders . . . urge the Board of Directors . . . to amend the by-laws to require that an independent director who has not served as the chief executive of the Company serve as Board Chair."	Mar. 21, 2005	We concurred in Allied Waste's view that it could exclude the proposal under rule 14a-8(i)(6). In doing so, our response noted that the proposal did not provide the board with an opportunity or mechanism to cure a violation of the independence standard requested in the proposal.
Merck & Co., Inc.	"The shareholders . . . request that the Board of Directors establish a policy of separating the roles of Board Chair and Chief Executive Officer (CEO) whenever possible, so that an independent director who has not served as an executive officer of the Company serves as Chair of the Board of Directors."	Dec. 29, 2004	We did not concur in Merck's view that it could exclude the proposal under rule 14a-8(i)(6). The proposal provided the board with an opportunity or mechanism to cure a violation of the independence standard requested in the proposal.
The Walt Disney Co.	"[T]he shareholders . . . urge the Board of Directors to amend the Corporate Governance Guidelines, and take what ever other actions are necessary to set as a company policy that the Chairman of the Board of Directors will always be an independent member of the Board of Directors, except in rare and explicitly spelled out, extraordinary circumstances."	Nov. 24, 2004	We did not concur in Disney's view that it could exclude the proposal under rule 14a-8(i)(6). The proposal provided the board with an opportunity or mechanism to cure a violation of the independence standard requested in the proposal.

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

December 15, 2008

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2009 Annual Meeting
Shareholder Proposal of Kenneth Steiner

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 14, 2008 Verizon received a shareholder proposal and supporting statement (the "Proposal") from Kenneth Steiner (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2009 annual meeting of shareholders (the "2009 proxy materials"). The Proponent's cover letter, dated October 9, 2008, authorizes John Chevedden and/or his designee to act on the Proponent's behalf regarding the Proposal. A copy of the Proposal and the correspondence related thereto is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2009 proxy materials.

This letter is being submitted by email to shareholderproposals@sec.gov in compliance with instructions found on the website of the Securities and Exchange Commission (the "Commission") and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). A copy of this letter is simultaneously being sent by email to Mr. Chevedden, as Mr. Steiner's proxy, as notice of Verizon's intent to omit the Proposal from Verizon's 2009 proxy materials.

I. Introduction.

The Proposal reads as follows:

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Verizon believes that the Proposal may be properly omitted from its 2009 proxy materials (1) under Rule 14a-8(i)(10) because Verizon has substantially implemented the Proposal; and (2) under Rule 14a-8(i)(3) because the Proposal is vague and indefinite and, thus, misleading in violation of Rule 14a-9.

Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance of the Commission that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2009 proxy materials.

II. Bases for Excluding the Proposal.

A. The Proposal May be Excluded Under Rule 14a-8(i)(10) Because Verizon Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. As disclosed in Verizon's Current Report on Form 8-K filed with the Commission on February 8, 2008, Verizon amended Section 3.03 of its Bylaws to specify a procedure by which a special meeting of shareholders shall be called by the Board of Directors upon the request of one or more record holders owning twenty-five percent (25%) or more of Verizon's outstanding voting stock (the "Special Meeting Bylaw Provision"). A copy of the Special Meeting Bylaw Provision is attached as Exhibit B.

The "substantially implemented" standard reflects the Staff's interpretation of the predecessor rule (allowing omission of a proposal that was "moot") that a proposal need not be "fully effected" by the company to meet the mootness test so long as it was "substantially implemented." See SEC Release No. 34-20091 (August 16, 1983). The Staff has consistently taken the position that when a company already has a bylaw, or other policies and procedures, in place relating to the subject matter of a shareholder proposal that satisfactorily address the underlying concern or essential objective of the proposal, the proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). For example, in *Johnson & Johnson* (February 19, 2008) the Staff found that a bylaw provision giving holders of at least 25% of the company's outstanding stock the ability to call a special meeting substantially implemented a proposal asking that holders of a "reasonable percentage" of stock have the ability to call a special meeting, even though the proposal explicitly stated that it favored 10% as a reasonable percentage. Likewise, in *Chevron Corp.* (February 19, 2008) and *Citigroup Inc.* (February 12, 2008), the Staff permitted the exclusion of a proposal asking the board to give holders of 10%-25% of outstanding common stock the power to call a special meeting and expressly favoring 10% as the threshold, where in each case the board determined that the best means to implement the proposal was by giving holders of 25% of the outstanding common stock the ability to call a special meeting.

Verizon believes that it has substantially implemented the Proposal because the Special Meeting Bylaw Provision satisfactorily addresses the underlying concern of the Proposal; namely, that shareholders should have the ability to call a special meeting. The Verizon Board adopted the Special Meeting Bylaw Provision after the Proponent submitted a shareholder proposal for inclusion in the proxy statement for the 2008 annual meeting of shareholders requesting a shareholder right to call a special meeting (the "2008 Steiner Proposal"). The 2008 Steiner Proposal did not request that the Board establish a specific percentage of stock ownership as a threshold for the exercise of the right to call a special meeting, but rather requested that there be "no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law." Even though the 2008 Steiner Proposal was omitted from Verizon's proxy materials for the 2008 annual meeting on procedural grounds (*Verizon Communications Inc.*, January 25, 2008), the Verizon Board nonetheless considered the issues raised by the proposal and adopted the Special Meeting Bylaw Provision. The Special Meeting Bylaw Provision reflects the Board's conclusion, based on the exercise of its discretion and business judgment and in the exercise of its fiduciary duties to shareholders, that 25% is an appropriate stock ownership threshold for shareholders to have the right to call a special meeting. It reached this conclusion in part due to the considerable costs to Verizon of holding a special meeting, which include financial costs and costs associated with diversion of management time from the day-to-day operation of the company. In 1976 the Commission stated that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Verizon has already acted favorably upon the matter raised by the Proponent in the 2008 Steiner Proposal and provided shareholders with the ability to call special meetings.

For the foregoing reasons, Verizon believes that the Special Meeting Bylaw Provision substantially implements the Proposal within the meaning of Rule 14a-8(i)(10) and, accordingly, Verizon may properly exclude the Proposal from its 2009 proxy materials.

B. The Proposal May be Excluded Under Rule 14a-8(i)(3) Because It is Impermissibly Vague and Indefinite and, thus, Materially False and Misleading in Violation of Rule 14a-9

Verizon also believes that the Proposal may be properly excluded under Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance Staff Legal Bulletin No. 14B Section B.4. (September 15, 2004) ("SLB No. 14B").

The Staff has previously concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(3) where proposals have failed to define key terms or where the meaning and application of terms or standards under the proposals "may be subject to differing interpretations." *Fuqua Industries Inc.* (March 12, 1991). See, for example

- *Verizon Communications Inc.* (February 21, 2008) (proposal to adopt a new policy for the compensation of senior executives which would incorporate criteria specified in the proposal for future awards of short and long term incentive compensation failed to define critical terms and was internally inconsistent);

- *Berkshire Hathaway Inc.* (March 2, 2007) (proposal restricting Berkshire from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order did not adequately explain possible meaning of "Executive Order" and extent to which proposal could operate to bar investment in all foreign corporations);

- *Prudential Financial, Inc.* (February 16, 2007) (proposal urging Board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms and was subject to differing interpretations);

- *FirstEnergy Corp.* (February 18, 2004) (permitting exclusion of proposal urging Board to change company's governing documents relating to shareholder approval of shareholder proposals, because requested vote requirement was vague and misleading); and

- *Johnson & Johnson* (February 7, 2003) (proposal calling for a report on the company's "progress with the Glass Ceiling Report" did not explain the substance of the report).

In this regard, the Staff recently concurred with the exclusion of certain shareholder proposals that called for "no restriction on the shareholder right to call a special meeting compared to the standard allowed by applicable law on calling a special meeting." See, for example, *CVS Caremark Corp.* (February 22, 2008); *Schering-Plough Corp.* (February 22, 2008); *JP Morgan Chase & Co.* (January 31, 2008); *Safeway Inc.* (January 31, 2008); *Time Warner Inc.* (January 31, 2008); and *Bristol-Myers Squibb Co.* (January 30, 2008). In *Schering-Plough Corp, supra,* the company argued that the "no restriction" language left unclear "whether the proposal would give the board of directors the discretion to apply reasonable standards or procedures for determining whether or when to call a special meeting in response to a shareholder's request." Likewise, in *Time Warner Inc., supra,* the company argued that the "no restriction" language left unclear whether the intent was to, among other things, prohibit restrictions on the subject matter or timing of shareholder-requested special meetings.

As in the foregoing precedents, the resolution contained in the Proposal is impermissibly vague and indefinite, because it fails to provide guidance on how the Proposal would be implemented if adopted by Verizon's Board of Directors. Specifically, it is not clear whether the reference in the Proposal to "exception or exclusion conditions" is intended to include procedural restrictions as to the process for shareholders to call special meetings, restrictions on topics that can be introduced by shareholders at special meetings, or both. The ambiguities and uncertainties presented by the last sentence of the resolution include the following:

- The Proposal can be interpreted as requiring that shareholders be entitled to call special meetings directly, without submitting a request to Verizon. On this interpretation, other provisions of Verizon's bylaws relating to notices of meetings would also be required to be modified in order to accommodate the possibility of a special meeting being called directly by shareholders.

- Does the Proposal require that since shareholders must own 10% of the outstanding stock of Verizon in order to call a special meeting, the Board could not call a special meeting unless the directors collectively owned 10% of the outstanding stock of Verizon?

- Does the Proposal require that there be no restrictions as to the topics for which such a meeting may be called? The Special Meeting Bylaw Provision provides that a special meeting requested by shareholders shall not be held if the stated business is not a proper subject for shareholder action under state law or if the annual meeting is to be held within 90 days and includes the business described in the request.

- The Proposal does not make clear whether is it is appropriate for a bylaw or charter provision to include safeguards to ensure the eligibility of shareholders requesting a special meeting. The Special Meeting Bylaw Provision requires that shareholders requesting a special meeting provide Verizon with information such as (i) a brief description of the matter to be brought before the meeting and the reason for conducting such business at a special meeting; (ii) the name and record address of each shareholder requesting the meeting, (iii) the class and number of shares owned, and (iv) material interests in the matter to be brought before the meeting. One interpretation of the Proposal would be that these requirements constitute impermissible "exception or exclusion conditions", since the Board, acting in its capacity as such, need not provide similar information and this is not information required by state law. Alternatively, the Proposal could be read to allow these procedural requirements to remain in place, as they do not except or exclude any matters for which shareholders could call a special meeting. The Proposal does not provide guidance with respect to whether these types of provisions are or are not permitted, or how Verizon should address these types of provisions.

- It is not clear whether the Proposal contemplates that a bylaw provision alone would be sufficient to implement the Proposal or whether the Proposal also contemplates an amendment to Verizon's certificate of incorporation. The Proposal, including its second sentence, contemplates that some action may be required with respect to the certificate of incorporation, but does not make clear that any such action would require shareholder approval.

- The supporting statement exclusively addresses how important it is for shareholders to have the right to call a special meeting, but never distinguishes this Proposal from the existing right that Verizon shareholders already have under the Special Meeting Bylaw Provision. There is a materially false and misleading implication in the supporting statement that Verizon shareholders do not currently have any right to call a special meeting.

For the foregoing reasons, Verizon could not be certain of how to implement the Proposal in accordance with its terms if it were passed. For the same reasons, shareholders voting on the Proposal could not be reasonably certain of the actions or measures it requires. Even a shareholder who generally supports a 10% threshold for calling a special meeting may not support such a provision if it is subject to no defined process or procedural safeguards to limit redundant and repeated meetings, and the Proposal provides such shareholders no basis to determine its appropriate interpretive scope in order to make an informed voting decision. As the United States District Court for the Southern District of New York noted, "[s]hareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote". *The New York City Employees' Retirement System v. Brunswick Corporation*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992). Accordingly, Verizon believes that the Proposal may be properly excluded under Rule 14a-8(i)(3).

III. Conclusion.

Verizon believes that the Proposal may be omitted from its 2009 proxy materials (1) under Rule 14a-8(i)(10) because Verizon has substantially implemented the Proposal; and (2) under Rule 14a-8(i)(3) because the Proposal is vague and indefinite and, thus, materially misleading in violation of Rule 14a-9. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2009 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to Mr. Chevedden at *** FISMA & OMB Memorandum M-07-16 ***

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Kenneth Steiner
Mr. John Chevedden

EXHIBIT A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Ivan G. Seidenberg
Chairman
Verizon Communications Inc. (VZ)
140 West St Fl 38
New York NY 10036

NOV. 14, 2008 UPDATE

Rule 14a-8 Proposal

Dear Mr. Seidenberg,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner

10-9-08
Date

cc: Marianne Drost
Corporate Secretary
PH: 212-395-2121
Mary Louise Weber <mary.l.weber@verizon.com>
Assistant General Counsel
PH: 908-559-5636
FX: 908-696-2068

[VZ: Rule 14a-8 Proposal, October 17, 2008, Updated November 14, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Kenneth Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, have taken special meeting rights into consideration when assigning company ratings.

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company:
  - "D" in Overall Board Effectiveness.
  - "F" was the previous Verizon rating.
  - "Very High Concern" in executive pay – $26 million for Ivan Seidenberg and $18 million each for Dennis Strigl and Lowell McAdam.
  - "High Governance Risk Assessment."
- We did not have an Independent Chairman – Independence concern.
- Our key Audit Committee chairman, Thomas O'Brien, had 21-years director tenure – Independence concern.
- Plus Mr. O'Brien was the Lead Director at BlackRock (BLK) another D-rated company according to The Corporate Library.
- We had no shareholder right to:
  - Cumulative voting.
  - Act by written consent.

Additionally eight of our directors, including directors who had increased responsibilities as noted, also served on boards rated "D" by the Corporate Library:

Thomas O'Brien	BlackRock (BLK)	Verizon Audit Committee Chairman
Joseph Neubauer	Wachovia (WB)	Verizon HR Committee Chairman
Sandra Moose	AES Corporation (AES)	Verizon Lead Director
John Stafford	Honeywell (HON)	
Hugh Price	MetLife (MET)	
Robert Lane	Deere (DE)	
Clarence Otis	VF Corporation (VFC)	
John Snow	Marathon Oil (MRO)	

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

EXHIBIT B

Excerpt from Verizon Communications Inc. Bylaws, as amended, effective December 4, 2008

SECTION 3.03. **Special Meetings.**

(a) A special meeting of the stockholders of the corporation may be called at any time by the chairman of the board or a majority of the board of directors.

(b) A special meeting of stockholders shall be called by the board of directors upon written request to the secretary of one or more record holders owning in the aggregate not less than twenty-five percent (25%) of the total number of shares of stock of the corporation entitled to vote on the matter or matters to be brought before the special meeting. A request to the secretary shall be signed by each stockholder, or a duly authorized agent of such stockholder, requesting the special meeting and shall include: (1) a brief description of each matter of business to be brought before the special meeting and the reasons for conducting such business at the special meeting, (2) the name and record address of each stockholder requesting the special meeting, (3) the class and number of shares of capital stock of the corporation which are owned by each such stockholder, including shares beneficially owned and shares held of record, (4) any material interest of each such stockholder in the business to be brought before the special meeting and (5) if a purpose of the special meeting is to elect directors, the information set forth in Section 4.12(c) of these Bylaws with respect to any persons nominated for election to the board of directors.

(c) A special meeting shall be held at such date, time and place within or without the state of Delaware as may be fixed by the board of directors; provided, however, that the date of any special meeting to be called pursuant to Section 3.03(b) shall be not more than ninety (90) days after the request to call the special meeting is received by the secretary. Notwithstanding the foregoing, a special meeting requested by stockholders shall not be held if (i) the stated business to be brought before the special meeting is not a proper subject for stockholder action under applicable law, or (ii) the board of directors has called or calls for an annual or special meeting of stockholders to be held within ninety (90) days after the secretary receives the request for the special meeting and the board of directors determines in good faith that the business of such meeting includes the business described in the request.

(d) A stockholder may revoke a request for a special meeting at any time by written revocation delivered to the secretary. If, following such revocation, the stockholders requesting the special meeting hold less than twenty-five percent (25%) of the total number of shares of stock entitled to vote on the matter to be brought before the meeting, the board of directors, in its discretion, may cancel the special meeting.

(e) Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the corporation's notice of meeting.

END